Exhibit 99

REFINITIV STREETEVENTS EDITED TRANSCRIPT MG.TO - Q3 2020 Magna International Inc Earnings Call EVENT DATE/TIME: NOVEMBER 06, 2020 / 1:00PM GMT REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call C O R P O R A T E P A R T I C I P A N T S Donald James Walker Magna International Inc. - CEO & Director Louis Tonelli Magna International Inc. - VP of IR Seetarama Swamy Kotagiri Magna International Inc. - President and President of Magna Power & Vision Vincent Joseph Galifi Magna International Inc. - Executive VP & CFO C O N F E R E N C E C A L L P A R T I C I P A N T S Christopher Patrick McNally Evercore ISI Institutional Equities, Research Division - MD Dan Meir Levy Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Itay Michaeli Citigroup Inc., Research Division - Director & Global Head of Autos Sector James Albert Picariello KeyBanc Capital Markets Inc., Research Division - Analyst John Joseph Murphy BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Kevin Chiang CIBC Capital Markets, Research Division - Executive Director of Institutional Equity Research & Analyst Mark Neville Scotiabank Global Banking and Markets, Research Division - Analyst Peter Sklar BMO Capital Markets Equity Research - Analyst Rod Avraham Lache Wolfe Research, LLC - MD & Senior Analyst Ryan J. Brinkman JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst P R E S E N T A T I O N Operator Greetings, and welcome to the third quarter 2020 results conference Call. (Operator Instructions) As a reminder, this conference is being recorded, Friday, November 6, 2020. I would now like to turn the conference over to Louis Tonelli, VP, Investor Relations. Please go ahead. Louis Tonelli - Magna International Inc. - VP of IR Thanks, Jason. Hello, everyone, and welcome to our third quarter 2020 conference call. Joining me today are Don Walker, Swamy Kotagiri and Vince Galifi. We will have formal comments today from Don and Vince. Yesterday, our Board of Directors met and approved our financial results for the third quarter ended September 30 , 2020 . We issued a press release this morning for the quarter . You'll find the press release, today's conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna . com . Before we get started, just as a reminder, the discussion today may contain forward - looking information or forward - looking statements within the meaning of applicable securities legislation . Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements . Please refer to today's press release for a complete description of our safe harbor disclaimer . As we review financial information today, please note that all figures discussed are in U.S. dollars unless otherwise noted. 2 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

We've included in the appendix reconciliations of certain key financial statement lines for Q 3 ' 20 and Q 3 ' 19 between reported results and results excluding unusual items . Our quarterly earnings discussion today excludes the impact of unusual items in Q 3 ' 20 and ' 19 . Don will comment on the noncash impairment charge we recorded in the quarter . Please note that when we use the term organic in the context of sales movements, we mean excluding the impact of foreign exchange, acquisitions and divestitures . Lastly, please note that we will be providing our 2021 outlook at the same time as we report our fourth quarter and year - end results in February 2021 . And now I'll pass the call over to Don . Donald James Walker - Magna International Inc . - CEO & Director Thanks, Louis . Good morning, everybody . I hope everybody is safe and healthy wherever you are today . Before I start, I would like to acknowledge all Magna employees around the world for their tremendous efforts in meeting and exceeding the challenges of the past 9 months . I'd also like to once again reiterate that the health and safety of all of our employees remains our top priority at Magna . Today, I'll review our recent highlights, including our announcement of Swamy's appointment as Magna's next CEO, our strong third quarter financial results, a noncash impairment charge related to our investment in one of our equity - accounted transmission joint ventures, our agreement to acquire Hongli, the start of production in our vehicle manufacturing joint venture with BJEV in China, our announced cooperation with Fisker and a key program award in camera monitoring . I'll switch up the order a little bit here and start with our strong Q 3 results . Following the significant production declines driven by the COVID - 19 pandemic in the first half of the year, we are experiencing a recovery in production, which started at the end of the second quarter, particularly in our key markets of North America and Europe as well as China . We were pleased with our operating performance in our quarter . While sales were down 2 % year - over - year, our adjusted EPS increased 38 % to $ 1 . 95 in the quarter, and we generated $ 1 . 3 billion in free cash flow . These strong results reflect our operational focus on world - class manufacturing and the actions we have taken to reduce discretionary and structural costs in response to lower levels of production . While production is recovering and auto sales have been fairly robust in the past few months, the resurgence of COVID - 19 remains a risk to future sales and production . I believe the governments realize the importance of keeping our industry going . We have shown that it's been done safely, so I hope we wouldn't have to shut down manufacturing . We believe the actions we have taken to reduce our cost structure and adjust discretionary spending are once again evident of our operating philosophy and agility in adopting changes in our operating environment . I would now like to address the noncash impairment charge we took this past quarter . In the past few years, we have highlighted some of the changes we have faced in our GETRAG joint ventures . Similar to last year, during the third quarter of this year, we began to develop our business plans, including volume projections and cash flows for future years . Based on this, we concluded that the carrying value of our investment in Getrag Jiangling Transmission (sic) [Getrag (Jiangxi) Transmission], or GJT, joint venture gets further impaired, resulting in a $ 200 million noncash asset impairment charge after taxes and minority interest . We're disappointed in our future projections in joint venture -- in the GETRAG joint venture, and particularly, growth in the Chinese business . The structuring actions we announced last quarter included further charges to rightsize GJT . We continue to review ways to optimize our joint venture transmission businesses . On the positive side, our wholly owned transmission business, which is primarily dual - clutch transmissions, or DCTs, continues to be strong . Our package - neutral hybrid DCT, on which a motor is embedded directly into the transmission, is an important element of our powertrain electrification strategy . You'll recall that we have an award from BMW for transmission technologies for front - wheel drive platforms . This award is for our scalable DCT, including hybrid transmission variants, covering 170 different vehicle applications . We also noted at our Investor Day earlier this year that we have been awarded 48 - volt hybrid DCT business with an additional customer . NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 3 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

We begin to launch our hybrid DCT product next year . There continues to be strong interest from other OEMs for our DCT products, and we are confident that this will remain a key product supporting our customers' vehicle electrification strategy going forward . Overall, GETRAG has been a good acquisition . Unfortunately, since we allocated a higher proportion of the value to the JVs at the outset, it has resulted in some impairments in our investments in those JVs . Next, let me discuss some recent developments at Magna, including a couple that highlight our continued focus on expanding in China and a couple that demonstrate the unique position we hold in the industry . We currently have a noncontrolling interest in a joint venture with Hongli, a leading seat supplier to Chinese automakers . Back in September, we signed an agreement to acquire 65 % ownership of Hongli's entire seating business . China is an important market for Magna, and this transaction strengthens our competitiveness in seating through additional manufacturing sites, full engineering and testing and increased vertical integration . The majority of Hongli's plants are vertically integrated with JIT seating assembly, structures, foam and trim capabilities that enable an optimum sourcing solution for automakers . The transaction is expected to close in early 2021 . This past quarter, in our complete vehicle manufacturing joint venture facility in China, we began to launch the ArcFox Alpha - T, the first vehicle to be produced with the ArcFox brand for BJEV and our first vehicle assembled outside of Europe . While volume is not going to be significant through 2020 , they are expected to grow over the next couple of years as we ramp up production and additional ArcFox vehicles are introduced . As part of our strategic direction to support traditional automakers as well as new entrants, we signed agreements with Fisker that provide the framework for a platform sharing and manufacturing cooperation for the Fisker Ocean SUV . Initial production is planned for the fourth quarter of 2022 . This is a great example of our strategy to leverage our strong portfolio to scale for future mobility needs and utilize our full vehicle engineering and manufacturing capability . This is a unique competitive position for us, particularly with the new mobility players and OEMs seeking to expand their electrified offerings . as part of the cooperation, Fisker issued Magna warrants to purchase shares currently representing approximately 6 % of its equity . In addition, we have recently been awarded business for a new camera monitoring system across multiple vehicle models for a global automaker . Our new CLEARVIEW technology will enter the market in 2022 , using a unique combination of our camera, mirror, electronic and software capabilities . The CLEARVIEW system creates a complete vision system that enhances driver safety by giving the driver more information about their side and rear surroundings . This system demonstrates Magna's ability to combine our capabilities to provide optimized solutions for our customers . Lastly and importantly, I'm happy to -- that we recently announced that the Board has appointed Swamy Kotagiri as CEO effective January 2021 , following my retirement at end of the year . Leading Magna over these years has been a tremendous honor, and I'm extremely proud of everything we've accomplished . I truly enjoyed the ongoing dialogue that I've had with the investment community and will miss the regular contact . Fortunately, most, if not all of you, are familiar with Swamy through his interactions over the past few years through quarterly investor calls, investor days and other presentations as well as through visits to our Troy offices . In addition to Swamy's strong technical and operational strengths, he has played an integral role in developing Magna's strategy and advancing our position in the changing mobility landscape . I am very confident in Swamy's leadership and ability to move Magna forward into the next decade and beyond, and I'm also very confident in the extremely strong and experienced management team we have at the senior leadership positions across Magna . And with that, and speaking of experienced senior management, I'll pass the call over to Vince . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Well, thank you, Don, and good morning, everyone . NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 4 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

As Don mentioned, following the worst year - over - year decline in vehicle production during the second quarter of 2020 that we can recall, we experienced a significant recovery in our key markets in the third quarter, and we quickly bounced back to profitability, stronger margins and solid free cash flow generation even on relatively low vehicle production . Our third quarter results include sales of $ 9 . 1 billion ; adjusted EBIT of $ 778 million, which is up 39% ; adjusted EBIT margin of 8 . 5 % compared to 6 % last year ; adjusted net income attributable to Magna of $ 585 million, up 34% ; adjusted diluted EPS of $ 1 . 95 , up 38 % over the third quarter of 2019 ; and free cash flow of $ 1 . 3 billion . We also returned $ 115 million to shareholders through dividends . Lastly, we increased our outlook for 2020 . I'm going to cover these in my financial review . Our third quarter total sales were $ 9 . 1 billion, a decline of $ 190 million or 2 % from the third quarter of 2019 . Our sales were negatively impacted by lower assembly volumes at Magna Steyr, lower vehicle production, particularly in Europe, the end of production on certain programs and net customer price concessions . These were partially offset by the launch of new programs, the negative impact of the labor strike at GM that was reflected in our results in the third quarter of 2019 and currency translation, which was about $ 117 million tailwind . On an organic basis in the third quarter, our sales were roughly in line with global production, largely as anticipated coming into this quarter . Year - to - date, our sales have outgrown production on a Magna - weighted basis by 4% . We also expect solid sales outperformance of the market in the fourth quarter that you will see in our outlook . Despite the lower sales, adjusted EBIT increased $ 220 million or 39 % to $ 778 million . Our adjusted EBIT margin also increased compared to last year . We reported 8 . 5 % in the third quarter of 2020 , up from 6 % in the third quarter of 2019 . The increase reflects a higher margin percent earned on sales as a result of discretionary and structural cost savings and efficiencies realized across the company ; the labor strike at GM, which negatively impacted the results in the third quarter of last year ; lower launch costs ; productivity and efficiency improvements at certain underperforming facilities ; lower spending for autonomy as a result of exiting our Lyft partnership at the end of last year and favorable mix in our complete vehicle segment . Also benefiting our margin in the third quarter by about 70 basis points was COVID - 19 - related government employee support programs, which have substantially come to an end in the third quarter . These were partially offset by higher foreign exchange losses and net warranty costs . Each of our segments generated better adjusted EBIT, both percent of sales and dollars, compared to last year . Our effective income tax rate increased to 22 . 6 % this year compared to 19 . 6 % in Q 3 of 2019 . The increase was primarily due to lower favorable changes to our reserves for uncertain tax positions, partially offset by a change in the mix of earnings . Net income attributable to Magna was $ 585 million compared to $ 438 million in Q 3 2019 , reflecting the higher EBIT, partially offset by higher interest expense and the impact of the higher effective tax rate . Diluted EPS was $ 1 . 95 for the second quarter compared to $ 1 . 41 last year . The increase reflects the higher net income and 4 % fewer shares outstanding . I'm going to take a moment to discuss accounting for the noncash impairment charge against the carrying value of our investment in our GJT joint venture . The legal ownership of the GETRAG joint ventures is quite complex . We have included a summary in our appendix . Our net impairment this quarter is $ 200 million . However, a number of income statement lines are impacted : the pretax charge of $ 337 million, the tax recovery is $ 62 million and minority interest recovery is $ 75 million . Lastly, the U . S . GAAP EPS impact on Magna of the impairment charge is $ 0 . 67 . I will now review our cash flows and investment activities . During the third quarter of 2020 , we generated $ 1 . 6 billion in cash from operations compared to $ 750 million in the third quarter of 2019 . This included $ 518 million in cash generated from working capital, reflecting, among other things, the collection of customer receivables that had been delayed from the second quarter as well as a return to normal payment patterns with our supply base . Investment activities amounted to $ 293 million, including $ 213 million in fixed assets, $ 68 million in investments, other assets and intangible assets and a $ 12 million increase in private equity investments . Free cash flow was $ 1 . 3 billion in the third quarter . NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 5 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

In addition, we returned $ 115 million to shareholders in the quarter through the payment of dividends . Our balance sheet remains very strong . At the end of the third quarter, our liquidity stood at $ 5 . 3 billion, including $ 1 . 6 billion in cash . Our adjusted debt to adjusted EBITDA at the end of the third quarter stands at 2 . 1 x, lower than the 2 . 35 x in Q 2 . As anticipated, this is above our target range given the severe decline in EBITDA in the first half of the year . We will likely stay above the target range in the short term but expect the ratio to normalize back into the range in 2021 . Yesterday, our Board approved our third quarter dividend of $ 0 . 40 , reflecting our collective confidence in our liquidity and our future . We announced today that our Board approved, subject to approval by the Toronto and New York Stock Exchanges, a new normal course issuer bid to purchase up to 29 . 6 million of our common shares . This new bid will expire in November of 2021 . Next, let me turn to our updated outlook . As always, our outlook is predicated on a set of vehicle production assumptions . Compared to other years, there remains a higher degree of uncertainty surrounding future production given the risks associated with consumer demand, increasing COVID - 19 infection rates, supply chain or other production challenges and other factors . If actual production varies significantly from our assumptions, our results may also vary significantly . Our 2020 margin and cash flow outlook has improved from our August outlook, primarily reflecting strong operating performance and higher sales expectations . The improved sales expectations relate mainly to higher expected 2020 light vehicle production in key markets and currency tailwinds, some of which we experienced in the third quarter, as well as increased anticipated assembly sales . The improvement in free cash flow outlook mainly reflects better than previously expected cash from operations and a slight decline in our expected capital spending for 2020 . We also reinstated other elements of our outlook, including sales by segment, equity income and net income attributable to Magna . In the appendix to our conference call slide deck, we've also included expected segment margins for full year 2020. A few observations regarding our implied fourth quarter outlook compared to the fourth quarter of 2019 . Vehicle production is expected to be down approximately 4 % and 6 % in our key markets of North America and Europe, respectively . Overall, we also expect global vehicle production down approximately 10% . We anticipate another solid quarter in Q 4 despite production volumes being down year - over - year . Our total sales range implies sales, at worst, level with Q 4 2019 ; and at best, up 11% , with organic growth over market expected to be strong . Our EBIT percent range implies an EBIT dollar range of about $ 675 million to $ 850 million compared to $ 590 million in the fourth quarter of 2019 . Our range for net income attributable to Magna is $ 515 million to $ 640 million compared to $ 433 million in the fourth quarter of 2019 . And our free cash flow range for 2020 is now between $ 800 million and $ 1 billion, implying a range of $ 550 million to $ 750 million for the fourth quarter of 2020 compared to a very strong $ 1 . 1 billion in Q 4 of ' 19 . This would bring our second half free cash flow to between about $ 1 . 85 billion and $ 2 . 05 billion compared to the $ 1 . 3 billion to $ 1 . 5 billion range we expected back in August . This solid outlook reflects the combined actions we have been taking across our business to address the current industry environment . Thanks for your attention this morning. We would all be pleased to answer your questions at this time. Louis Tonelli - Magna International Inc. - VP of IR Operator, we'll take your questions now. NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 6 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions) And our first question comes from the line of John Murphy with Bank of America. John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Thanks for all the detail on a lot of developments here . It's very helpful . I just wanted to ask a first question on the outlook, Vince, that you just went through, particularly around the fourth quarter, which is very strong top line and even at the EBIT level . Are there programs rolling on in the fourth quarter that's giving you this level of confidence? Because, I mean, if you look at the outflow versus the market as you -- just simply without sales weighting in, it's up 10 % to 21 % above the market . So it seems like you're really outperforming the market in the fourth quarter, and it seems like something must be rolling in . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO I think what you're seeing in the fourth quarter is the benefit of some new program launches . We're also seeing -- expecting to see some continued better mix just within our product segments, which helps certainly to grow overall sales, or our old way of defining thing is content per vehicle -- average content per vehicle . So that's certainly helping on the sales line . On the margin side, you look at kind of implied margins in Q 4 , and they're -- if you work the math, it will be a little lower than where we were in Q 3 . But remember, Q 3 benefited from those government support programs, about 70 basis points . So if you kind of neutralize Q 3 for that and look at kind of the range of potential Q 4 margins, it's in the ballpark of Q 3 , net of the government support programs . Again, I look at that, and I still think that's good margin, strong margins . It's reflecting, obviously, some of the activities we undertook through this year starting in Q 1 and Q 2 and actually continuing, where we're rightsizing our company, looking at a whole bunch of structural costs that we've taken out . We took a pretty big impairment on severance costs in Q 2 , about $ 150 million . And we're expecting some savings, and we're seeing the benefit of that in Q 3 . We'll continue to see the benefit of that in Q 4 and continue to see benefits growing as we get into 2021 on the margin side . Donald James Walker - Magna International Inc. - CEO & Director John, the other thing is, for the most part, we've had -- we've been struggling with some losing divisions in the past years and some difficult launches . And right now, knocking what everything seems to be going pretty well, and we made some really good improvement in a number of those areas . So that's helping as well . Louis Tonelli - Magna International Inc. - VP of IR Yes . And on the sales side, for sure, big programs . There are some launches including the GM SUVs . But just generally, the GM programs are very strong year - over - year, more -- stronger, let's say, in the fourth quarter in relative terms compared to where they were in the third quarter . So that's definitely helping us . And we're launching the Bronco . We've got some content on that . And of course, the Escalade, and we've got content on there . So there's a few programs that we're launching as well . John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Okay . That's very helpful . And then just a second question, maybe sort of two - pronged, on strategy here . I'm just curious if you can remind us of your current CD position in China and what this Hongli acquisition means to sort of the total portfolio in China . 7 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

And then sort of the second strategic question is, when you look at ArcFox and Fisker, I'm just curious how the platform development costs and the platform development, whether you call it a skateboard or what -- how you want to define that EV platform, is getting paid for and shared with these partners . And is there any crossover between what you're doing with ArcFox? And what might be the platform for Fisker? Donald James Walker - Magna International Inc. - CEO & Director Yes . Let me start with the seating . Magna has been -- as you know, if you look at it historically, we've relatively small going back 20 years . We first grew in North America and then in Europe . So we're a relatively small player still in China . But we have made some acquisitions, we've done some greenfield operations, and this just strengthens our position in China . We believe we can continue to penetrate organically with just winning new business over there . And we've got some very big competitors in China, and some of them have gone through some difficult times . So this was a move for us to really give us full capability just to continue our greenfield growth over in China . Maybe I'll turn it over to Swamy for Fisker . But Fisker, we're just -- with Fisker and what we're doing for ArcFox, because we're tied up with customers, we're pretty limited in what we can say . We're leaving it up to them what they want to say . But then do you want to add anything, Swamy, on Fisker and ArcFox? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision Yes, Don . I think generally, like you said, we won't be talking specifics, John . But most importantly, I think there is a lot of platform and core technologies across Magna . And we have always talked about how there is an advantage in being able to bring all of these platforms together at a system level or from a vehicle perspective . We have done that at different levels . So Fisker is one other example of being able to provide that base platform . Obviously, the details and the customization and some of that stuff is different from different OEMs and customers, and we're not able to discuss those details . John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Okay . Maybe just one follow - up to that . I mean, obviously, you're capable of designing, engineering and manufacturing an EV, right? It's - I don't think that's a secret . You guys are very good at this stuff . The business question is -- the business sense of that is always a big question mark . Somebody else is taking the risk here, being ArcFox and Fisker for you, but I mean, it's just -- will we ever be able to hear how these development costs and these platforms' costs are shared over time? Because I think there's a lot of interest in, obviously, what you're doing here, but then what you can do in the future based on what you might develop here or what you might do with other partners? I mean, is there going to be a point in time where we can have more disclosure? I understand what's going on right now, but I think there's a lot of curiosity about what you're doing here . Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision Yes . Like I said, John, one of the key things that we've always talked about, looking at platforms being modular and scalable at each of the product line . When I say that, whether it's powertrain within certain power levels, ADAS, the L 1 , L 2 +, as we go through each of this, even in Cosma exteriors, like what is the underbody, what's the vehicle structure, we have always done it with the outlook on what the vehicles could be in different segments and what is the sweet spot with our Magna Steyr engineering capability and kind of oversight on what they go through from a manufacturing perspective . We are bringing these things together . So it's very difficult to say, "Here is the platform overall . " This is what we consider to be the core platform technology development, and it happens across the portfolio . So definitely, going forward, there will be synergies on things that have been developed and used off the shelf, going forward, just like any other product, and we hope to see that . But difficult to quantify exactly for a specific platform . NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 8 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Okay . And then just lastly, real quick, on the GJT write - down . Don, you kind of commented the way that value had been allocated at point of acquisition may have been less than perfect based on what you know now, right? Maybe it was good when you were doing it . But it sounds like there's a lot of value that's developing on the HDT side, so there's package - neutral for hybrids . And just curious, in total, if you think about that acquisition, there's some really -- some parts that may be a little bit negative, but then it sounds like there's some parts that are really positive, particularly on the HDT side . So is the GJT right now really an accounting rule that you're kind of forced to follow? And there actually is still a lot of value in this GETRAG acquisition, and it's not something that's all of a sudden, in total, being really impaired in a significant way? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision John, I think definitely, the product adjacency compared to what we had in our driveline systems, it is definitely a great decision . And it continues to show in our DCT portfolio . And as you talked about, we continue to win business in the hybrid dual - clutch transmissions and a lot more inquiries from various customers, going way beyond the 2026 time frame, even . So we see a strong road map there . And as a next step, based on the DCT platform, we are also looking at DHT . And there is -- that is applicable to the hybrid as well as the EV platforms . So we see that as the right decision, and it continues to be a foundational step for the electrification process . So it's only a matter of regional product application in China, where, I think, Vince talked about it . Maybe he can add some color . It's the reason why we are seeing the impairments . But overall, as a product portfolio and the decision on GETRAG, we still believe was the right thing and is the right thing . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO John, it's Vince . Just -- unfortunately, the accounting rules force me to look at our wholly owned operations and our equity - accounted investments as separate pieces . So as we're doing some of the required testing, I got to compare that to how we originally allocated the purchase price on this acquisition . And that's forcing a pretty significant, as you know, impairment this year . We also took an impairment last year on this business . If these entities were consolidated and I looked at this through one lens as opposed to two, I'd say, substantially, all that impairment wouldn't be required . I think there'd be some -- still some excessive impairments in the entities because it's a different test that applies whether you're equity account or consolidated, but substantially, all that impairment wouldn't be required . It's just unfortunate because as Don talked about and Swamy talked about, you look at this acquisition, and there's always uncertainty in anything you do even when you look at a program . And you had -- in China, we've underperformed, and in Europe, we've outperformed expectations . And as Swamy talked about, it's positioned extremely well when you think about our electrification strategy . But that's just the end result, and we're following the rules . Operator And our next question comes from the line of Itay Michaeli with Citigroup. Itay Michaeli - Citigroup Inc., Research Division - Director & Global Head of Autos Sector And Don, Swamy, congrats to you both . First question, going back to the margin discussion, maybe for Vince . So it looks like you're exiting kind of in the high 7 % range per your guidance . I think you mentioned earlier, there's still some additional opportunities there . So at a high level, how NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 9 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

should we think about kind of the original 2022 guided range? I think it was 7 . 6 % to 8% ? Understanding there's a lot of uncertainty out there, but should we think about that as having potential upside over the next couple of years? Any puts and takes there would be helpful . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Well, we're in, right now, the middle of business plans . So I don't have that information handy right now that I can look at and rely on . So we'll give a full sort of color in February . But Itay, I think kind of sit back, the way I would think about it is as follows . If our volume and mix assumptions in 2022 were exact, we did pull our guidance, right, given the uncertainty, that gives you a benchmark . And then I look back at the business and what's happened in the business, and some of the things that we've done this year to improve our cost structure would be additive, I believe, to where we would have been in 2022 . So that's a plus . But I got to remind you too that I don't think the volumes are going to be where they are . I think they're probably going to be a little bit lower . So that's kind of a negative . I don't know when you kind of add 1 plus 2 and the changes in new business awards were developed or adds to . But we have become, I'd say, more efficient on the cost structure . And that's just not a Q 3 or Q 4 item, itto something that's going to continue for the foreseeable future, out into ' 21 , ' 22 and ' 23 . And that's my visibility at this point in time . Itay Michaeli - Citigroup Inc., Research Division - Director & Global Head of Autos Sector No, that's very helpful, Vince . And then just secondly, hoping you can give us an update broadly on just the new business and coating pipeline and then maybe particularly on the ADAS business . And I know previously, you were thinking of -- the outlook was to take that business to over $ 1 billion of revenue by 2025 . Any updates there in terms of the level of coating and just new business win activity? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision So -- go ahead . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Go ahead, Swamy . Go ahead . Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision Vince, I think I just was going to make a comment on the programs that we were talking about and -- which have actually helped us get some of the development process that we've undergone in advanced technologies and has put us in a great position to win some additional business . So I think that core platform technology will help significantly . And as we look at the growth ranges out to ' 22 and ' 23 , earlier, we talked about to be in the 7 % to 9 % CAGR from ' 19 to ' 22 . Looking at ' 19 to ' 23 , we are in the 13 % to 15% . But there is some good traction in terms of programs that we're talking based on the core development that we've gone through . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . Itay, if I look at our program awards, and it's harder to just take a quarter and make a conclusion on that . But if I look at the first 9 months of the year and most in the pipeline, I'd say on the -- specifically on ADAS, we certainly had a plan in terms of what we were targeting . And where NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 10 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

results are today, I'm confident that we're going to meet or exceed that plan . Then we'll quantify that as we give some guidance in February of next year . With respect to some of the other businesses, I think in some areas, we've seen some slippage into ' 21 as some of the programs have been delayed . But it's not that we've lost the business, it's just that the program awards have been pushed out over what we thought they were -- the date they were going to be awarded . So I'd say, overall, we're on track in terms of where we thought we were going to be at the beginning of 2020 . Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision And Vince, I think just maybe a couple of points on -- Don mentioned that the program award for camera monitoring, I think, is a good example of how we are basing the existing technology and bringing different systems together . This is the complete intelligent vision system we are talking about, includes the outside mirrors with camera monitoring, inside rear view mirror and a remote ECU and our software, of course . So we see this as a trend where it's unique to us to be able to bring systems together . And that's a good win, and we see a lot more traction and discussions with other OEMs . Itay Michaeli - Citigroup Inc., Research Division - Director & Global Head of Autos Sector Interesting . that's very helpful . If I could just sneak in on that, Swamy, on the camera monitoring award . Any sense of how we should think about the CPV for that? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision It is difficult because it's based, Itay, on the number of features and what type of integration is needed . But if you look at the mirrors versus the cameras individually versus the overall system, I would say at an average, that will be an increased content for us . Operator And our next question comes from the line of Chris McNally with Evercore ISI. Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD Congratulations again to Don and Swamy . Hopefully, Swamy, you can get the 23 x return in Magna stock that Don was able to accomplish over his career . So we'll keep that optimism . One model question and one strategic . On the model, the Power & Vision margins were particularly impressive . And that's one where you've already discussed that you've had a lot of turnaround in a couple of execution issues over the last 1 to 2 years . This is a business that you used to have a 10% - plus margin goal . Just curious, can we think about that, this 8 % sort of second half floor, as something to work off going forward? I know you're working on the 3 - year plan . But just trying to see if there's anything extraordinary in the mix that gave you such a nice pickup in what looks like the implied second half . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . Chris, let me try to answer that . When you look at the margins in Q 3 for Power & Vision, they came in at 8 . 3 % compared to about 6 . 2 % the year before . I think you got to look at the 8 . 3 % and think about, first of all, the employee support programs . And that was probably around 60 basis points -- 60 or 65 basis points for Power & Vision . And there is a benefit of not having a GM strike in Q 3 last year . NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 11 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

But besides that, we did see some margin expansion in our Power & Vision segment . Part of that came through some efficiencies and restructuring savings . Part of that came through reduced spending on Lyft, which we've talked about . But I, Chris, think about this business on this basis . It's still a relatively small business . I know it's growing quite rapidly . And we've been investing in, I'd say a couple of areas . One is, I call it, core platform technology . And you've heard Swamy talk a little bit about that and other areas of the business . And -- but we're also spending a lot of money on programs that are going to ramp up and launch over the next couple of years . That core technology spending, once we've got it, it's an asset we have . It's like a fixed asset, unfortunately, we don't put on the balance sheet as we expense it . But we're going to be able to leverage that for future programs . So that should lead to higher margins on its own . Unlike fixed assets where you depreciate over time and it continues to hit margins, this money is spent . We've got the asset and we're going to leverage that . So how the margins grow over time is going to be a function of how quickly the business ramps up, how much new business we've got and what our continued spending is on platform technology . And I'd expect the level of spending that we're doing now on sort of gaining and maintaining our capabilities is going to be roughly the same . And the variable is going to be application engineering, which is completely related to and tied to new business . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD Okay . That's really helpful in terms of the launch sequence . And then maybe my second question is a little bit more strategic . As I think about Steyr -- and John, I think, alluded to sort of the spirit of the question in his question . I guess, high level, you have Austria, you have a similar facility in -- I mean, in Serbia, which you can grow . What would it take from an economics perspective, a new customer to launch sort of a U . S . facility? Because I think clearly, what we're all seeing is there's a huge start - up demand from new EV players who really don't have any history in manufacturing, but essentially have all the free capital in the world . And it seems like there'd be this once in -- a kind of cycle opportunity for Magna to do something with Steyr in North America and sort of get out ahead of that . So if you could just talk about maybe the hurdle requirements, CapEx requirements, anything about what is the opportunity that looks like we can grow Steyr significantly from here . Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision So I think, Chris, a great question . In terms of looking at the possibility of the footprint in North America, we've always said if the business case makes sense in terms of a longer - term perspective, we would remain open, and the position is still the same . To your point, whether it's the incumbent OEMs looking for different variants, whether EV or otherwise, in combination with the new entrants, I think with the flexibility in the manufacturing processes, we still have to look at a volume criteria of how much is required to sensibly have a facility . You can always start with something and have the flexibility to grow or add on . I think that still remains the same, whether the -- whether it has to be multiple OEMs or not will depend upon the volume . If there is a smaller volume criteria with a decent outlook, then it's 2 or 3 mix . or maybe just one which has a certain number . Our Graz facility -- our Graz, Hoce facility today can produce up to 200 , 000 units a year . Kind of gives you a ballpark in terms of the scale and size, plus or minus . Obviously, we can, like I said, have the flexibility to start smaller and grow . But we continue to have that discussion and we are seeing a lot of inquiries . Beyond 2023 , we said we would be contemplating and looking at the possibility with Fisker, again, if it makes sense . So I think there's a few variables that we need to manage through . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD That's great . And those typical programs, I think you said on previous calls, I mean, you've done programs that are 50 , 000 . But typically, they're 75 , 000 and above . Okay . That makes sense . Congrats again . NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 12 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Operator And our next question comes from the line of Ryan Brinkman with JPMorgan. Ryan J. Brinkman - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst My question, which is another one on the CLEARVIEW opportunity on, I think, it was Slide 17 . How do you estimate this product stacks up in terms of its cost, weight, packaging, et cetera, relative to what competitive offerings are out there? And given those characteristics of the market, do you have a targeted amount of sales or market share that you think your product could garner over time? Could this become eventually material for the Power & Vision segment? And if so, over what time frame? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision I think one -- the key point there is bringing systems together, which we have always talked about was the uniqueness of Magna . So this is a good example . And as we look forward, we always talked also about our mirrors being augmented with other systems to provide information to the drivers and the passengers . This is that . In terms of looking at the value, you cannot just look at the value from the component - to - component comparison . As we have these discussions with the OEMs, both in terms of the feature, availability to the consumer plus -- the 1 plus 1 is greater than 2 is a good example here . So overall, like at system level, the OEMs would look at it only if it makes sense to reduce the cost base for them, right? For us, it is an increased content and we are able to bring things together in terms of synergies of software, ECUs and packaging for sure . And it's giving more value to the consumer . In this case, it gives a larger field of view and that is customizable to user preference . It has improved driver visibility with 3 cameras creating a merged view . So there's a lot of value to the consumer itself . So it's a combination of the 2 that we're able to bring, and we think there's a large market for this, especially with the expertise we have on both mirrors, cameras and software . Ryan J. Brinkman - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst Okay . Great . And then I'm just curious, finally, after the announcement of the transaction with Fisker, if you've received any sort of additional inbound interest along these lines . I know you have more capacity, particularly in China coming online . How should we think about the complete vehicle assembly business ramping in terms of potential new awards or transactions with start - up automakers that don't have their own manufacturing capacity . How do you think that could trend over the next couple or several years? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision I think it's not specifically related to the announcement actually even before the Magna Steyr capabilities are well known, and we have and continue to have various discussions with the start - up new entrants as well as actually the incumbent OEMs, whether it's variants or regular platforms . So we see that as a unique capability . And like Don talked about, we're just starting to launch in China . We see a lot of discussions there as well as in North America and in Europe . We believe we could be the enabler to the OEMs to widen their portfolio and look at us as an extension, and definitely from a new entrant perspective, to bring reliability, robustness, experience of scale manufacturing to them . So we really see a good future there . NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 13 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Donald James Walker - Magna International Inc. - CEO & Director Just wanted to add one thing to your previous question, talking about the market size for CLEARVIEW . It's always the most difficult to develop something, get it proven out and get a carmaker to say, "We're going to put that on the platform . " Once you get one, it's -- the barrier to entry for others is much lower . And as an example, I would look at the electronic latch . It took us almost a decade from the concept to land our first contract . Once you get the first contract and it was tested out, then there was a lot of interest from others, then it starts to penetrate . So I can't give you a dollar range, but expect once you get the first one, then you can get others . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO And as we're looking at the very first program, it's still a pretty sizable program . We're estimating sales are about $ 100 million a year . So it's a first step into, I think, additional awards in the future . And we are speaking with a number of additional customers about our CLEARVIEW technology . So I think this is an area of growth for us . Operator And our next question comes from the line of Mark Neville with Scotia Capital. Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst First off Don, Swamy, again, congrats -- both congratulations . I just want -- help me with a little more color on some of the structural costs saving . It sounds like headcount is a big part of it, but just curious if there's anything else . And then maybe it's a challenge to quantify, but -- so how do we think about that in terms of maybe if it's a structurally higher incremental margin or putting a number around those cost savings? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Mark, it's not all headcount - related, right? Some of it is process - related . Some of it is just sort of -- I think we talked about this at the end of Q 1 , is where the team took an opportunity to look at what we've been doing and just say whether -- what's real value - added and what can we do differently? And what cost can we eliminate? So we've done some of that . And even when you look at the headcount, when I think about the improvement, it's not because labor is up or down because volumes are up or down . We've actually taken headcount out because we reduced our structural costs and no longer expect that to come back . In terms of trying to quantify it, I don't have a number, Mark. All I can tell you at this point is we did spend about $150 million or incurred about $ 150 million provision in Q 2 . There continue to be, unfortunately, some severance and restructuring costs even in Q 3 and expect some more in Q 4 . We didn't call them out specifically . It's scattered here and there and everywhere . And when we did the analysis and we spent a lot of time in Q 2 , I just looked at what savings are kind of permanent versus just volume - related . At that point, our view was that our savings would be about $ 200 million on an annual basis . Now we don't get to that full number until 2022 . We're -- obviously, we're getting some of that today . And then the balance of this year, there'll be -- a bigger part of that is going to fall into ' 21 . And again, ' 22 , we should see the full $ 200 million impacting our profitability on a positive basis . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst And I guess, I don't want to pick too much on the Q 4 guide, and you said it's very strong . But if I just sort of look at the implied sort of growth rate sequentially, I think sales were up about $ 700 million . I haven't quite done the math with the subsidies, but again, it looks like the incremental margin is a bit lower than I might have thought . So maybe some of those -- the cost savings are taking some time to come in? Or maybe it's mix? Just curious if you could speak to that . NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 14 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO So you're looking at kind of -- sales were -- if you look at our sales range implied for Q 4 , we're kind of $ 9 . 4 billion to $ 10 . 4 . And we're just over $ 9 billion in the quarter . I think mix has got something to do with it . You still have to think about seasonality in our business . You've got the Christmas shutdown still impacting us in Q 4 , right? I think it's going to be a little different . I hope it's a little different, and probably stronger production generally over the holidays . But there is that impact typically in Q 4 that does hurt our margins on a seasonal basis . So you got to factor that into account as well, Mark . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Okay . So maybe this is the last one, just the accounting on the impairment on the JV . What's the remaining carrying value for that JV? I'm just sort of curious . Over last 2 years, sort of what percentage of the book was written down? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . You know what, when you look at the -- we've got a number of JVs in there . I think when you look at all of it, I'm just trying to find it over here, certainly a lot less than kind of where we thought . We're probably in the $ 300 million to $ 400 million range at the end of the quarter in terms of our carrying value . Remember, our carrying value and our original acquisition price, could be a lot of movements in there, right? Because we've taken money out in the form of dividends . We generated some income . So it's not an easy tieback to kind of original purchase price . You've got to run through all the various pieces that impact our carrying value on our books . Operator And our next question comes from the line of Dan Levy with Crédit Suisse. Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Echoing to other's comments, Don and Swamy, congratulations. Wanted to go back to the margin question, and specific to body exterior structures, you had a 10 % margin in the third quarter . Fourth quarter, it's -- basically implied something like 10% . And that's well above what you've done in the past or at least for the period that you've reported the segment margins . So can you just give us a sense of the underlying dynamics in the business? I mean, I know in 3 Q, you obviously had some government support there . But 4 Q is still pretty strong . Is it just the GM truck mix in third quarter and fourth quarter that you're getting really nice contribution margin on that? Or -- and I noticed you mentioned a few things in the release about cost saves or low launch, cost - efficiency improvements . Are those unique -- we shouldn't extrapolate this going forward? Or is there any sustainability to those results and to those drivers? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Dan, I think when you look at last year's margins for BES, let's start with last year, there's a couple of things that really stick out in my mind . One is certainly the GM strike, which we called out last year, which was under 50 basis points but -- 45 basis points . So that's reversed in the quarter . But we were impacted by a couple of underperforming operations in our BES group last year . And we've been talking about some of the actions that we've taken to improve those operations, kind of blurred in the first half of the year given reduced volumes of COVID - 19 . NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 15 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

But if you look at the performance of those operations in Q 3 and expected performance in Q 4 and so on, the actions we're taking to improve operations is adding to overall margins . So that's going to continue and should continue to expand as we move into 2021 . We've been benefiting a bit through lower launch costs . It's just really the level of activity . But for us, the entire organization at BES and actually throughout the whole company, we're seeing the benefits of some of the rightsizing actions that we took and some of the efficiencies and restructuring items that we've done . And again, I think that's going to carry on . What won't carry on into Q 4 is, again, the impact of the government employee support programs . And at BES, we estimate that, that's about 90 basis points on their margins . So you take the 10 . 1 , they're really running at kind of without that, 9 , 9 . 2 - ish, let's call that . I think that's a good sort of benchmark . And with continued realization of some of the benefits from the cost savings from the restructuring, it should grow over time as well as continued improvement in some of those underperformers . I don't see any reason why margins can't continue to inch up over time . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Great . So there is some sustainability to that run rate that we see in the fourth quarter . And just to be clear, how much of that is driven by mix? Because GM is particularly strong and they're running all out, and I know you got a high content on that . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . Dan, I'm not -- I think when you look at, overall, our BES businesses, a number of customers and a number of programs, I don't really look at it and kind of highlight what one program may or may not do to overall margins . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Got it . Okay . And then I want to circle back on the Fisker question, and just really more broadly, on complete vehicles . So I think we all know about -- you do the vehicle assembly piece quite well . I think we're all well aware of that . But I think what may be unique to us or what we're seeing more of now is this engineering services piece . So first, could you just give us a sense of how new is this? Or how are you approaching areas like battery, powertrain, electrical architecture that we maybe don't see as much on the assembly side? And obviously, I think we know the appeal of the start - ups that come to you because they take the asset - light approach . So what's the appeal of a legacy automaker to join you on this platform and take on these engineering services when they obviously have some of that in - house? Is it just a really scale or resource allocation? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision Yes . I think the important part of it is that the engineering -- full vehicle engineering services is not new . We have done that with many of our OEMs both in North America and Europe at a subsystem level and also at a full vehicle level, engineering and integration . So it's not specific or unique only to the new entrants . We have done that in the past . And that is the experience that we are leveraging and working through . So there is a rich heritage there . I think a little bit goes to our knowledge and depth in different product systems . So it is not just bringing things together . We can leverage each of the product groups that we have, get their knowledge . We know how the systems interface and bring it together . On top of that is the experience, like I talked about, is the full vehicles in the past . So I won't say it is specific to start - ups only . As the OEMs are looking at it, they know we have the capability and the experience . So if they're looking at a variant of their existing platform or looking at taking an existing platform and customizing to something different to meet their needs, I think all of the above, we're able to bring to the table, right? And specific to new entrants, I think we can actually look at the entire value chain and say, NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 16 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

"Here are the platforms that we have", core technology that Vince talked about . And if we are involved with them way ahead, there is a lot of synergies in terms of time and the development process that could be helpful to come to the market faster . So it's a combination of all of those . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst And just to clarify, any comments on sort of how you've approached the battery or the areas which are a bit more unique? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision In terms of the integration of the battery, if you remember, we have the knowledge in terms of how the batteries work, and like we also talked about, how do we bring power to the wheels . So in terms of the battery chemistry and so on, honestly, there's a lot going on . So that's something for us to understand, but not the expertise . But in terms of the integration of the battery packs and the rest of the system, we have a lot of expertise and knowledge in that, I should say . Operator And our next question comes from Kevin Chiang with CIBC World Markets. Kevin Chiang - CIBC Capital Markets, Research Division - Executive Director of Institutional Equity Research & Analyst Again, congrats, Dan and Swamy . Maybe just a couple of clarification questions . Vince, you called out that the government wage support impact on margins, I think if my math is right, it's about $ 64 million or mid - $ 60 million of contribution . That's greater than the decline you saw in your labor cost line . Just wondering where else would these cost savings show up in your P&L? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes. They would be in the overhead line, overhead. Yes. Cost of sales and SG&A, the biggest part of it is going to probably be in cost of sales, Kevin. Kevin Chiang - CIBC Capital Markets, Research Division - Executive Director of Institutional Equity Research & Analyst Okay . That's helpful . And just a lot of conversation on your complete vehicle manufacturing capabilities . If memory serves me correct, when EBIT margins were closer to 1 % to 2% , you would constantly highlight that the return on invested capital within this division was at a corporate average or in line with the other divisions . Just given the step - function improvement you've seen in margins in complete vehicle manufacturing, wondering how that ROIC looks like today . Would that be just that you're seeing returns better than the corporate average now with margins closer to 5% ? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . With this business here, we've been seeing returns historically that would have been better than our corporate average . And that continues to be the case, Kevin . I'd say on a negative, what's impacting return on invested capital doesn't offset sort of some of the gains as a result of margin expansion, but it's the capital that we've invested in the new facility in Europe to support some of the Graz activities . Certainly, that's a pretty significant investment that, when you do the math, impacts return on invested capital . But all in all, today, our Steyr business is operating at returns that are better than the corporate average. NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 17 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Operator And our next question comes from the line of James Picariello with KeyBanc. James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst What are the restructuring savings you're expecting to achieve by year - end within $ 200 million fully targeted? What should be realized this year? And has that changed at all relative to your previous guidance? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Given our previous guidance, I don't have any information at this point that would make me change our views on that . We'll do a deep dive as we get through people's and group's business plans . Still -- the $ 200 million number is still, I'd say, relatively in the ballpark . In terms of how much of that's going to be realized this year versus next year and ' 22 , I'd say that the bigger bulk of it is going to be in ' 21 when we have a full year advantage and we've been operating in this type of environment for 6 months plus . So we should see continued, everything else being equal, incremental improvements to margins as a result of the activities that were taking place or have taken place and will continue to take place in 2020 . James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst Okay. Got it. So no major change to the -- what's achieved this year? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO No . No . James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst Okay . All right . And then just at a high level, as we try to bridge to 2021 , on the positive side of the ledger, we'll have structural cost savings from the program we just talked about . It sounds as though your top - up payments were fully reimbursed by the government support programs this past quarter . So nothing to really call out on that front . Just as we think about next year, is there a quantifiable bucket of net temporary cost savings this year that won't repeat in 2021 ? I mean, could this be an equal offset to your permanent savings next year? Just how should we be thinking about that? That would be helpful . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO I think it's going to depend on -- a little bit on what happens with restrictions . I can see, for example, travel costs start to edge up somewhat if travel is now more free . We have been working virtually across this organization . It works fine . I still think the face - to - face meetings in certain situations are important and necessary . I don't think we're going to get to the same level we were in the past . But that could certainly edge up somewhat . But are people going to be a little bit -- if volumes start to move up, profit starts to move up, people are going to be a little bit -- a little easier to spend some money on discretionary items? Possibly . But I don't think that's going to, in any way, outweigh the benefits we expect from rightsizing our business . NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 18 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst Got it . And then just last one . The timing of the almost $ 30 million share buyback program, would you expect to complete that authorization within the 1 - year term? Just what's been the company's historical track record on fully executing the Board's share reauthorization? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO James, I think this is the tenth year in a row that we've announced an NCIB . And I think there's a couple of periods where, it comes to mind, we haven't come close to what we were doing and what we were authorized to do . And the reason for that is we were allocating capital to the business . I think, in the period when we acquired GETRAG, for example, we stopped the buyback to bring some more cash into [KD] the to pay for the acquisition . But once we got through that, we started buying back again . So when you look at -- into this NCIB, and I've talked about when do we consider resuming the NCIB, and I said we're not going to be doing anything in 2020 . We're going to get through the end of this year a lot of updated business plan for the next 3 years . We can come up with a revised strategy . And our capital allocation strategy hasn't changed . So it's going to be a function of how we use our cash and how much of that is used to invest in the business either organically or inorganically . And then the balance would be buybacks . So you could get to the situation where we buy back the complete number of shares, could be that some of that cash is being used to invest and grow the business . So we'll just cut back a little bit on the buyback . But unknown at this point in time . But in terms of our strategy and how we look at it, James, hasn't changed with this announcement here . James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst Got it. Congrats to you, Don, and to you as well, Swamy. Donald James Walker - Magna International Inc. - CEO & Director Thank you. Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision Thank you. Operator And our next question comes from the line of Rod Lache with Wolfe Research. Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst You talked a little bit about the opportunity that you see in hybrid drivelines . I was hoping you might just touch on the feedback that you've been getting on the competitiveness of your battery electric vehicle driveline technologies . What's the interest in the motors, gears and power electronics that you've been developing specifically for EVs? And is there some aspect of that, that you think is in particular gaining traction with OEMs? And then secondly, GM yesterday talked about the decision to transform Oshawa to pickup truck manufacturing starting in 2022 . I think you have over 2 , 000 hours of content per vehicle on pickups from them . Do you have similar levels of content? Or do you have the potential for similar levels of content on some of the electric pickups that are coming out over the next few years? NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 19 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision The answer is yes . And what I mean by that is, as we look at the e - drive systems we've talked about, how we looked at the building blocks that go into the overall system and on -- not just on the integration but actually the value chain of the systems is where we have been looking at . And in the 2 programs that we have and we talked about, obviously, the winning of the business shows the competitiveness for us in getting that . As we go through the launch -- we are going through a launch and getting through that process . So we actually have a very comprehensive strategy on addressing the power ranges and the parts and so on and so forth . So we believe we have a very -- I strongly believe we have a good position in the overall system, which means we have to look at the power electronics, the gearbox, the software and the inverters that -- and how they all come together . We are looking at it from an overall system perspective and also at a component perspective . So I think it's a very good position there . With the 2 that we have that we are launching, we gain experience . And we continue to have a lot of discussions with other programs across OEMs . From a pickup perspective, I think the content, if anything, could be better . Like we talked in the past with electrification with our powertrain, bringing power to the wheels . Our market actually opens up to address even the front - wheel drives, not just the 4 - wheel drive, all - wheel drive market . So we actually see that as a potential upside going forward . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO We could have battery frames as well, which is a pretty high content product . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Right . So you're saying that in -- because you have front - wheel drive, that would be incremental because most of your content on the pickup trucks is transfer cases in all - wheel - drive systems? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision So the way I'm looking at when you say they always got 4 wheel - drive, it's a feature, right? Today, we happen to provide that feature with the transfer case . But we are doing e - drives . So the e - drive functionality can also provide -- talk to the wheels where and when needed . So we are able to provide that functionality, right, going forward . What that mix is going to be, the consumers are going to look at and the customers, the OEMs are going to look at . But as we move into the e - drives and we are making them today, we should be able to address not just only the all - wheel drive, 4 - wheel drive feature, you can also look at the 2 - wheel drive feature with the e - drive, right? So if anything, it could be an expansion of the market is what I mean . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Okay . Great . And you've mentioned battery frames a few times . And just to put this into context for us, what is the content opportunity for you guys? Is it sort of rivaling the kind of content you would have on the pickup truck frames? Or any way to put any context around that? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision So if we look at battery frames today, definitely, actually, more than -- if you look at the content of a full - sized frame, it's more than that, Rod . And I think as the scale comes and it evolves, it could change a little bit . But I think it will be substantial and easily comparable to a full - vehicle frame . NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 20 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Operator And our next question comes from the line of Peter Sklar with BMO Capital Markets. Peter Sklar - BMO Capital Markets Equity Research - Analyst Vince, just going back to the guidance that you provided in January for 2022 . When you provided that guidance, what's the restructuring part of that, the restructuring where you plan on getting the $ 200 million of savings? Or should we think of that as that $ 200 million, above and beyond the guidance that you provided back in January? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . Peter, I think there were -- some of that was baked into our ' 22 guidance, but the bulk of it is going to be and should be incremental to what we had built into 2022 . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . The other thing I wanted to ask about -- I don't think there's been any discussion today about the 3 -- you have the 3 significant ADAS programs, where you're moving from engineering into production . And when you're talking about some of the moving parts that improved your margins, you didn't talk about those programs . So can you give us an update on those programs and where they are in terms of moving from engineering to launch and if they are contributing to the margin? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes. So -- well, Swamy, go ahead if you want. And I will -- I can fill in afterwards. Donald James Walker - Magna International Inc. - CEO & Director Yes, no problem, Vince . I think the programs are continuing and they're hitting the milestones and so they're progressing well . We still have to get to the finish line, but in a much better position, like I said . And we also anticipate that some of the development that we have undergone during this process will become what I consider to be the core technology and will help put us in a good position to win additional business . But from the 3 programs that you're talking about, Peter, we are moving according to plan . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . Peter, just to add a little bit more color there . I think if you look -- remember, we talked about those additional social costs in the second quarter . If you back those out, I say, the first half of this year compared to the first half of last year, we're probably running a little higher . But as I get into Q 3 and Q 4 on a year - over - year basis, we expect those costs to be a little lower . Again, I didn't talk about that in my role discussion because it really is not meaningful . I think the more meaningful impact is going to be in ' 21 particularly and in ' 22 as these programs near and start to launch . Peter Sklar - BMO Capital Markets Equity Research - Analyst Yes . And can you just get -- be a little bit more specific? When do these 3 programs get into launch? Does it start next year and then unfold over the next 2 years? NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 21 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision I don't know whether we are able to give specific customer time lines, Peter, but the launches would be next year, but a substantial part of the engineering activity will be coming or will be over the hump, let's say, already . And it's in the next 3 to 4 months -- 3 to 6 months, I would say is a continuing towards production . But the launch -- the plants are in the 2021 . I didn't want to get too specific because they're customer time lines . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . I understand, Swamy . And just one last question, Vince . I noticed that you did buy back some shares during the quarter . Is that more you're buying for anti - dilutive purposes? Or do you feel comfortable now given how things have unfolded with COVID and the recovery in the industry that you can be back to buying stock? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO No, Peter . They're specifically related to employee commitments . So we're -- because we have the NCIB, we're buying them under the NCIB, the deferred play commitments and the shares of the distributor to employees . It's not part of kind of realigning our balance sheet structure . Donald James Walker - Magna International Inc. - CEO & Director I think -- just because we're almost out of time, I'm just going to -- I just want to say a few closing remarks, and maybe Swamy does as well, for everybody . Just, Peter, I'm glad you asked your question . Because after all, of the must be over 100 quarterly investor calls, if you hadn't asked your question at the end, it would have been a little disappointing . So I just want to thank everybody for participating today . And Q 3 was a really strong bounce - back quarter for Magna . I'm also very encouraged from what I see going forward in the fourth quarter and beyond . And as I said earlier, I think it really is a testament to the fact that Magna is pretty agile in adapting to issues that come up . Just in general, I'd like to thank -- personally, I'd like to thank all the investors for all their support over the years . I took over operations at Magna back in 1991 . So I've been CEO for 26 years, if I include the 4 years I was the CEO of the interior SpinCo . And specifically, I look at my career here, specifically since 2010 when we did the transaction to go to a single - class share, we've really, really been focused on our 3 priorities of world - class manufacturing, innovation and people development . And we're a global organization, and it takes time to really get things ingrained into a company . We've corporately been focused heavily for the past number of years in our long - term product strategy and a consistent capital strategy, which I think a lot of people have asked us about, and some other things like free cash flow that we thought were important for the investors and their share price . And then recently, I've been focused with the team on our sustainability efforts, which, I think, are really important, and that we've got a good plan in our diversity inclusion program . I think we're really well positioned to take advantage of the future mobility trends and have great reputation with our customers as a global supplier powerhouse . And that's the feedback I've been getting when I'm talking to a lot of the CEOs and the Head of Purchasing of our customers, as I explained to them what the change is with Swamy . I think we'd get the strongest management team in the industry . We've been working really hard in succession planning across the company for the past 5 years . I think Swamy's starting out in the role in a really strong position and a really strong team . NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 22 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

I think somebody had mentioned earlier, Swamy, if you can increase the share price 23 x . I think when I took over -- when Frank kicked off our operations, the stock price of Magna was at CAD 2 . 10 . So including the 2 share splits, we've gone from about just over $ 2 to about $ 290 , if we hadn't had the share split . So Swamy, I am -- as I've said publicly, and Swamy and I have worked very close together, I'm going to still support Swamy with whatever he needs . I've got a significant amount of equity going forward, which I've accumulated and held over time . So I've got a real interest in what happens with the company . And believe me, I would not be stepping down if I didn't think the company was in really strong hands . So I'll just turn it over to Swamy . But Swamy, if you can continue to -- so we've increased about 100 times since 1991 . If you can increase the share price by 10 x over the next 10 years, I'll be happy . I'm not sure about everybody else in the call . So thanks very much, everybody, for all your support over the years . It's been really a great career, and I continue to work on a number of passion projects of mine . And maybe I'll just turn it over to Swamy . Do you have anything you want to close off with, Swamy? Seetarama Swamy Kotagiri - Magna International Inc . - President and President of Magna Power & Vision Yes . Thanks, Don . I appreciate your comments . And as always, Don has set a bar in a nice away, a good target for all of us . All kidding aside or the -- since the announcement are -- as we've been working together, Don, I should have started with a few comments, but it was get your head down and get back to work because the -- even after the announcement, the transition, the next day, it felt like a normal day at work . And all that credit goes to you for making it so seamless and for the rest of my peer group who have been phenomenal in helping through this process . So -- and to all of you who are on the call, since the announcement, I have gotten a lot of calls, many text messages and e - mails and so on . So I very much appreciate all the good wishes . And I look forward to working even further with you going forward . And Don, I will try my best to meet the target that you have set out there . Thank you very much . Donald James Walker - Magna International Inc . - CEO & Director Okay . Thanks, Swamy . And I guess the last thing I'd like to say is that with -- I must say, the -- over the years, the investor calls and the questions we get, we get increasingly more complicated and difficult . And I -- there's no way we would have been able to give as good an update to the investment community if it wasn't for Louis and Vince who have done a phenomenal job, in my opinion, in really understanding the questions and the needs of the investment community . So hats go off to both of them because it made my job a hell a lot easier . So thanks very much, everybody, and appreciate everybody dialing into the call today . Operator That does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines. NOVEMBER 06, 2020 / 1:00PM, MG.TO - Q3 2020 Magna International Inc Earnings Call 23 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2020 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

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